SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

OF UP TO $4.5 MILLION

May 5, 2017

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange ("TSX-V"), is pleased to announce a non-brokered private placement for gross proceeds of up to CAD $4.5 million (the "Financing"). The Financing will be comprised of up to 45,000,000 common shares ("Shares") at a market price of CAD $0.10 per Share.

Closing of the Financing will close in tranches. It is expected that the first tranche of the Financing will close promptly after the TSX-V has approved of the Financing. As Snipp has received indications of interest from certain of its insiders, it is expected that the second tranche of the Financing will close upon Snipp obtaining any required shareholder approvals at its upcoming annual general and special meeting in the event any such insider becomes a "Control Person", as required by the policies of the TSX-V.

All Shares issued pursuant to the Financing will be subject to a four-month hold period under applicable securities laws in Canada, as well as the policies of the TSX-V, where applicable.

Finder's fees may be payable to certain finders in connection with the Financing, subject to the approval of the TSX-V.

Existing shareholders are welcome to call or email the Company if they are interested in subscribing in the Financing. The Company is making this offer available in good faith to existing shareholders who would like to participate in the Financing. Any shareholder wishing to participate in the Financing must qualify for an exemption from the prospectus requirements pursuant to National Instrument 45-106.

The net proceeds raised through the Financing will be used for sales & marketing and general working capital purposes.

“As noted in our news release of May 2, 2017, Snipp has completed a major phase of investment in engineering and product development, and we are now turning our attention to focus on our sales and marketing efforts” said Atul Sabharwal, CEO of Snipp. “With this round of funding, we will be in a very strong position to devote significant resources to these efforts and work towards our goal of rapidly reaching cash flow breakeven and profitability.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED #49 AMONGST THE FASTEST GROWING COMPANIES IN NORTH AMERICA ON DELOITTE'S 2016 TECHNOLOGY FAST 500™ LIST.

EXISTING SHAREHOLDERS WISHING TO PARTICIPATE IN THE FINANCING, PLEASE CONTACT:

Jaisun Garcha

Chief Financial Officer

d: 202-417-2005 ext 715

jaisun.garcha@snipp.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Todd Kehrli / Mark Forni

MKR Group, Inc.

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including: (a) those factors discussed in filings made by us with the Canadian securities regulatory authorities; (b) the risk that the Financing may not be completed on the terms contemplated above; (c) the economic circumstance of Snipp may change and result in the proceeds of the Financing being used other than in the manner described above; or (d) reaching cash flow breakeven or profitability. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release does not constitute an offer for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.